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November 29, 2017

Via UPS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Attorney Advisor
Erin Jaskot

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1
Filed November 15, 2017
File No. 333-221594

Dear Ms. Paik:

On behalf of our client, OncoSec Medical Incorporated (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated November 24, 2017, with respect to the Registration Statement on Form S-1 (File No. 333-221594) filed on November 15, 2017 (“Registration Statement”). For convenience, the numbers of the responses set forth below correspond to the numbered comments in the Staff’s letter, and the text of the Staff’s comments appear in bold and italicized type and the Company’s responses appear immediately after such comments in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

If the Staff would like marked copies of Amendment No. 1 to the Registration Statement as filed with the Commission on the date hereof (“Amendment No. 1”) marked against the Registration Statement, please so advise and we would be happy to provide them.

Page Two

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended July 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Once your amended Form 10-K or definitive proxy statement is filed, please revise this section to incorporate by reference such filing. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation SK Question 117.05 for guidance.

Response:

On November 28, 2017, the Company filed with the Commission Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended July 31, 2017 and its definitive proxy statement. The Company has revised the incorporation by reference in Amendment No. 1 to reflect such filings.

2.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:

The Company respectfully acknowledges this comment and filed an amended confidential treatment request with the Commission on November 29, 2017.

* * * * * * *

Page Three

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. Please direct any such questions or requests to me at (858) 314-7603 (telephone) or skalansky@mofo.com (electronic mail). Please also direct any further comments via electronic mail to me, Steven G. Rowles (srowles@mofo.com) and Richard Slansky (rslansky@oncosec.com).

Very truly yours,

/s/ Shai Kalansky
Shai Kalansky

cc:	Steven G. Rowles, Esq., Morrison & Foerster LLP
Richard Slansky, Chief Financial Officer, OncoSec Medical Incorporated